Interlink Plus, Inc. 4952 Rainbow Boulevard, Suite 326 Las Vegas, Nevada 89118

August 27, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention:  Larry Spirgel

Re:	Interlink Plus, Inc.
Registration Statement on Form S-1
Filed July 31, 2015
File No. 333-205985

Dear Larry Spirgel:

I write on behalf of Interlink Plus, Inc., (the “Company”) in response to Staff’s letter of August 25, 2015, by Larry Spirgel, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed July 31, 2015 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

GENERAL

1.

CONFIRM THROUGH ADDED DISCLOSURE THAT THE COMPANY HAS NO CURRENT PLANS OR INTENTION TO MERGE WITH, OR SELL THE COMPANY TO, A PRIVATE OPERATING COMPANY IN A REVERSE-MERGER TRANSACTION.

In response to this comment, the Company added the requested disclosure.

2.

IT APPEARS THAT YOU MAY BE A SHELL COMPANY. PLEASE DISCLOSE YOUR DESIGNATION AS A SHELL COMPANY AND INCLUDE APPROPRIATE RISK FACTOR DISCLOSURE HIGHLIGHTING THE LIMITED TRANSFERABILITY OF YOUR SHARES UNDER RULE 144.

In response to this comment, the Company is not a shell company.  The Company is a start-up with operations.  See footnote 172 to Release No. 33-8869.

3.

MR. FU IS YOUR SOLE OFFICER AND EMPLOYEE; CONSEQUENTLY, REVISE TO AVOID REFERENCES TO MULTIPLE OFFICERS AND DIRECTORS.

In response to this comment, the Company revised its disclosures to reference a single officer and director.

PROSPECTUS COVER PAGE

4.

WE NOTE THAT THERE IS NO MINIMUM AMOUNT OF COMMON STOCK THAT MUST BE SOLD BY THE COMPANY. PLEASE CLEARLY DISCLOSE THAT YOU MAY RECEIVE NO PROCEEDS OR VERY MINIMAL PROCEEDS FROM THE OFFERING AND POTENTIAL INVESTORS MAY END UP HOLDING SHARES IN A COMPANY THAT:

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HAS NOT RECEIVED ENOUGH PROCEEDS FROM THE OFFERING TO BEGIN OPERATIONS; AND

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HAS NO MARKET FOR ITS SHARES.

In response to this comment, the Company included the requested disclosure and also included the language as a risk factor.

RISK FACTORS

WE BELIEVE THAT WE WILL OFTEN ENCOUNTER A LONG SALES AND IMPLEMENTATION CYCLE . . ., PAGE 7

5.

PLEASE REVISE TO CLARIFY THE MEANING AND SIGNIFICANCE OF THIS RISK FACTOR FOR YOUR BUSINESS. IT IS NOT CLEAR, FOR EXAMPLE, WHAT YOU MEAN BY “CUSTOMER MANAGEMENT SERVICES” OR “INTEGRATING OUR SYSTEMS AND PROCESSES” WITH THOSE OF YOUR CUSTOMERS.

In response to this comment, the risk factor is significant because the Company spends a lot of time and resources, and further expects to spend a lot of time and resources, to negotiate contracts that may or may not lead to a sale of services. The Company revised its risk factor to remove the unclear language and to refer instead to the Company’s “services,” which has been identified and explained in the prospectus for the reader.

WE ARE SELLING THIS PRIMARY OFFERING WITHOUT AN UNDERWRITER . . . , PAGE 11

6.

YOU REFER HERE TO THE SALE OF “UNITS,” ALTHOUGH YOU DO NOT APPEAR TO BE OFFERING UNITS. PLEASE REVISE.

In response to this comment, the Company replaced shares for units.

DILUTION, PAGE 17

7.

PLEASE FILL IN THE BLANKS IN YOUR TABLE.

In response to this comment, the Company completed the table.

OUR BUSINESS, PAGE 20

8.

PLEASE REVISE THIS SECTION THOROUGHLY TO DESCRIBE MORE FULLY AND IN GREATER DETAIL WHAT YOUR BUSINESS WILL ENTAIL. FOR EXAMPLE, WILL YOUR CLIENTS BE TRAVEL AGENCIES, OR BUSINESS OWNERS SEEKING ASSISTANCE WITH TRAVEL, OR BOTH? WHAT TYPES OF BUSINESSES WILL YOU BE MARKETING YOUR SERVICES TO? WHEN YOU REFER TO BILINGUAL LANGUAGE SERVICES, ARE YOU REFERRING STRICTLY TO ENGLISH AND CHINESE, OR ALSO ADDITIONAL LANGUAGES? WILL YOU CONDUCT YOUR BUSINESS ENTIRELY ONLINE? HOW WILL YOUR WEBSITE FUNCTION? WHAT TYPES OF EMPLOYEES WILL YOU HIRE, AND HOW MANY? WHEN YOU DISCUSS YOUR SERVICES, BE AS CLEAR AND SPECIFIC AS POSSIBLE ABOUT WHAT TYPES OF SERVICES YOU WILL OFFER. FOR EXAMPLE, ARE YOU MOSTLY OFFERING BUSINESS CONSULTING SERVICES?

In response to this comment, the Company revised its disclosures to provide better detail of its business.

9.

REVISE TO CLARIFY YOUR EXPECTED TIMING FOR DEVELOPMENT. INDICATE WHEN YOU EXPECT TO BEGIN OFFERING YOUR SERVICES, AND THE EXTENT TO WHICH YOU EXPECT TO EXPAND YOUR OFFERING OF SERVICES OVER TIME.

In response to this comment, the Company better explained its current operations and plans to expand its services.

10.

PLEASE CLARIFY WHY YOU DESCRIBE ZIXIAO CHEN AS YOUR “FORMER OFFICER AND DIRECTOR” IN THE LIGHT OF THE VERY BRIEF TIME THE COMPANY HAS EXISTED.

In response to this comment, the Company clarified Zixiao Chen’s prior service as officer and director and her decision to resign and remain as a consultant.

11.

YOU REFER HERE AND ELSEWHERE TO APPLYING TO HAVE YOUR STOCK TRADE ON OTCQB. PLEASE REVISE TO MAKE CLEAR THAT OTC MARKETS IS A QUOTATION MEDIUM FOR SUBSCRIBING MEMBERS, NOT AN ISSUER LISTING SERVICE, AND THAT ONLY MARKET MAKERS CAN APPLY TO QUOTE SECURITIES.

In response to this comment, the Company revised its disclosures to state that only a market maker can submit to FINRA for quotation on the OTCQB and described that the OTCQB is a quotation medium and not an issuer listing service.

RESULTS OF OPERATIONS, PAGE 26

12.

PLEASE DELETE THE STATEMENT THAT YOU EXPECT TO “ACHIEVE STEADILY INCREASING REVENUES WITHIN THE COMING MONTHS” OR REVISE TO PROVIDE A CLEAR BASIS FOR THIS STATEMENT.

In response to this comment, the Company expanded its disclosure to explain the increase in revenues since June 30, 2015 for the months of July and August of 2015. This provides the basis for the Company’s statement that it expects steadily increasing revenues within the coming months.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE 33

13.

PLEASE REVISE TO CLARIFY WHICH SALES WERE MADE UNDER SECTION 4(A)(2) OR REGULATION, AND WHICH WERE MADE UNDER REGULATION S.

In response to this comment, the Company clarified which sales were made under Section 4(a)(2) or Regulation D and those made under Regulation S.

In addition, enclosed herewith please find industry reports and an acknowledgement letter from the Company.

Sincerely,

/s/ Duan Fu

Duan Fu

Enclosures:

Acknowledgment by the Company

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